UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Molycorp, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

608753 109

(CUSIP Number)

Hannah Kong, Esq.

Pegasus Capital Advisors, L.P.

505 Park Avenue, 21st Floor

NY, NY 10022

(212) 710-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608753 109	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,335,721
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,335,721
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,721
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,100,144
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,100,144
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,144
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 767,104
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 767,104
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 767,104
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 767,104
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,335,721(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,335,721(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,721(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,100,144(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,100,144(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,144(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,970,073(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,970,073(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,970,073(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,970,073(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,970,073(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,970,073(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 10 of 11 Pages

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,970,073(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,970,073(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,970,073(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

CUSIP No. 608753 109	Page 11 of 11 Pages

1	NAMES OF REPORTING PERSONS CRAIG COGUT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,970,073(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,970,073(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,970,073(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC.
[2]	Based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

PART II — SCHEDULE 13D

Amendment No. 7 to Schedule 13D

This Amendment No. 7 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011, as amended and supplemented by Amendment No. 2 thereto filed on February 16, 2011, as amended and supplemented by Amendment No. 3 thereto filed on March 28, 2011, as amended and supplemented by Amendment No. 4 thereto filed on May 27, 2011, as amended and supplemented by Amendment No. 5 thereto filed on June 24, 2011 and as amended and supplemented by Amendment No. 6 thereto filed on December 2, 2011. Except as specifically provided herein, this Amendment No. 7 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction

From August 19, 2014 to August 21, 2014, an aggregate of 3,388,232 shares of Common Stock were sold at average weighted sales prices for each day ranging from $1.85 to $2.07 per share for aggregate gross sales proceeds of $6.82 million as described in the table below.

Date Sold	Number of Shares Sold	Average Weighted Sales Price	Sales Proceeds
8/19/2014	1,988,232	$2.0724	$4,120,412
8/20/2014	801,252	$1.9884	$1,593,209
8/21/2014	598,748	$1.8514	$1,108,522

As previously reported, the 3,388,232 shares of Common Stock described above were held by Traxys S.à.r.l. On July 31, 2014, these shares of Common Stock were transferred by Traxys S.à.r.l to T-IS Holdings LP. This transfer of Common Stock was an internal distribution made in connection with the acquisition of a majority interest in the Traxys group by the Carlyle Group from which these shares of Common Stock were excluded.

Item 5. Interest in Securities of the Company

The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 7 and is incorporated herein by reference. On October 21, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock. As of August 21, 2014, the Reporting Persons are the beneficial owners of an aggregate of 7,970,073 shares or approximately 3.3% of the Common Stock based on 244,773,589 shares of Common Stock outstanding as of August 15, 2014.

As of August 21, 2014, MPII owns 4,335,721 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.8% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, MPAIV1 owns 2,100,144 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, MPAIV2 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.3% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, MPAIV3 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.3% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Pegasus Partners IV, L.P. owns 4,335,721 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.8% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Pegasus Partners IV (AIV), L.P. owns 2,100,144 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Pegasus Investors IV, L.P. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.3% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Pegasus Investors IV GP, L.L.C. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.3% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Pegasus Capital LLC owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.3% of the issued and outstanding Common Stock of the Company.

As of August 21, 2014, Craig Cogut owns 7,970,073 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.3% of the issued and outstanding Common Stock of the Company.

Pegasus Investors IV, L.P. is the managing member of MPII, MPAIVl , MPAIV2, and MPAIV3. Each of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. and Pegasus Partners IV (AIV), L.P., disclaims beneficial ownership of any of the Company’s securities to which this Schedule 13D relates and this Schedule 13D shall not be deemed an admission that any of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. or Pegasus Partners IV (AIV), L.P. is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.1.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 18, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2014

PP IV MOUNTAIN PASS II, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PP IV MP AIV 1, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PP IV MP AIV 2, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Alec Machiels
Name: Alec Machiels
Title: Vice President

PEGASUS CAPITAL LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President

/s/ Craig Cogut
Craig Cogut

Signature Page to Schedule 13D